

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 24, 2009

<u>Via U.S. Mail and facsimile to (480) 777-6601</u>

Ms. Amy Bobbitt
Senior Vice President and Chief Accounting Officer
Comsys IT Partners, Inc.
4400 Post Oak Parkway, Suite 1800
Houston, TX 77027

   **Re: COMSYS IT Partners, Inc.
     Form 10-K for the fiscal year ended December 28, 2008
     Filed March 11, 2009
     File No. 000-27792**

Dear Ms. Bobbitt:

   We have completed our review of your Form 10-K and, at this time, have no further comments.

            Sincerely,

            /s/ Larry Spirgel
            Larry Spirgel
            Assistant Director